Sub-Item 77Q1(a): Amendment to Bylaws of the Registrant


Bylaw Amendment No. 16 - Filed with the Securities and Exchange Commission on February 3, 2005

Amendment to the Bylaws of the Registrant, as adopted on January 24, 2005 by the Registrant's Board of Directors.

   Article III Section 3 was amended by deleting the first paragraph and replacing it with the following paragraph.

      Section 3. Qualifications. Directors need not be stockholders. Each Director shall hold office until the earlier of: (a) the expiration of his term and his or her successor shall have been elected and qualifies, (b) his or her death, (c) his or her resignation, or (d) his or her removal. To be eligible for nomination as a director a person must, at the time of such person's nomination by the Board of Directors, (a) have Relevant Experience and Country Knowledge (as defined below), (b) not have any Conflict of Interest (as defined below) and
(c) not be of an age such that he will attain the age of over 70 years in the calendar year in which his or her term will end; provided that clause (c) shall not apply to any person who was a Director on October 15, 1999 or to any person whom the Nominating Committee (or in the absence of such a Committee, the Board of Directors) determines to except from that clause on the basis that the person's prior public or government service or other broad-based activities in the business community make it essential that the Corporation continue to receive the benefit of the person's services as a Director. The determination described in the previous sentence shall be made on or before the time of nomination. Whether a proposed nominee satisfies the foregoing qualifications shall be determined by the Nominating Committee or, in the absence of such a Committee, by the Board of Directors, each in its sole discretion.